Exhibit 99.(b)

LOAN AGREEMENT

[XX] July 2021

Between

Fintech Investments Ltd.

as Lender

and

Aerodrome Infrastructure S.à r.l.

as Borrower

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TABLE OF CONTENTS

Clause		Page

1	Definitions	4
2	Construction	5
3	THE LOAN	6
4	INTEREST	6
5	REPAYMENT AND PREPAYMENT	6
6	COVENANTS	7
7	EVENTS OF DEFAULT	7
8	EVIDENCE OF DEBT	8
9	Notices	8
10	Delivery	9
11	English language	9
12	Survival	9
13	Assignment	9
14	Costs and expenses	10
15	LIABILITY AND INDEMNITY	10
16	Severability	10
17	No waiver	10
18	Confidentiality	10
19	Further assurances	11
20	Entire agreement	11
21	Amendment	11
22	Execution	11
23	Governing law	11
24	Jurisdiction	11

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This INTEREST-BEARING LOAN AGREEMENT (the Agreement) is dated [XX] July 2021 and made between:

(1)	Fintech Investments Ltd., a limited company, validly incorporated under the laws of British Virgin Islands on 21st day of September 1989, with the Registrar of Corporate Affairs of the British Virgin Islands under the number n° 19565, with its registered office at P.O. 958, Pasea Estate Road Town, Tortola, British Virgin Islands, (the Lender); and

(2)	Aerodrome Infrastructure S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 8, rue de la Grève, L-1643 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register under number B251461 (the Borrower and together with the Lender, the Parties).

WHEREAS:

(A)	On the date following the date of this Agreement, the Borrower intends to carry out the acquisition of [XXX] B shares (the Shares) representing the capital stock of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (OMA) validly tendered in the Tender Offer (as defined herein) addressed to the shareholders of OMA and the holders of the American Depositary Shares (ADSs) issued based on shares representing the capital stock of OMA, and carried out simultaneously in the Mexican United States and the United States of America for up to the total amount or part of the total amount of the shares representing the capital stock of OMA, represented either as shares or ADS (the Tender Offer), which amount represents [XX]% of the capital stock of OMA and results in an acquisition price of Ps.[XX] or USD [XXX], based on an exchange rate of [XX] on[DATE] (such USD amount, the Settlement Price) for which Borrower will pay 15% of the Settlement Price (i.e. USD XXX) in cash, which amount shall be financed by a contribution from Fintech Holdings Inc. (the Shareholder) to the Company’s 115 Account (the 115 Contribution), and will leave the remaining 85% of the Settlement Price outstanding (i.e. USD XXX), which amount will be financed by Fintech Investments Ltd. (the FIL Receivable). In order to timely fund the Settlement Price in connection with the settlement of the Tender Offer on the date following the date of this Agreement, the Parties wish to make the Loan (as defined herein) on the date hereof.

(B)	The Parties now wish to set the terms and conditions governing their creditor’s (as far as the Lender is concerned) and debtor’s (as far as the Borrower is concerned) positions in connection with the FIL Receivable. These terms and conditions take the form of an interest-bearing loan in an aggregate principal amount of [XXX][1] United States dollars (USD [XXX]) (the Loan) between the Lender and the Borrower evidenced under the Agreement.

(C)	The Lender and the Borrower now wish to evidence the terms of their agreement whereby the Lender lends the Loan and the Borrower agrees to borrow the Loan.

1 To be up to the equivalent in United States dollars of Ps. 7,005,074,000.

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IT IS AGREED as follows:

1	Definitions

1.1	In this Agreement, unless otherwise stated or the context requires otherwise:

Agreement	means this loan agreement, including recitals (A) to (C) above.

Applicable Rate	means, for any Interest Period, a rate of six (6%) percent per annum.

Borrower Account	means the account opened in the name of the Borrower, as notified from time to time by the Borrower to the Lender.

Business Day	means a day (other than a Saturday or Sunday) on which banks are open for business in Luxembourg.

Effective Date	means the date of this Agreement.

Event of Default	means any of the events referred to in Clause 7.

Interest	means the interest payable and calculated in accordance with Clause 4.

Interest Period	shall have a meaning ascribed to it in Clause 4.3.

Interest Payment Date	shall have a meaning ascribed to it in Clause 4.3.

Lender Account	means the account opened in the name of the Lender, as notified from time to time by the Lender to the Borrower.

Loan	shall have a meaning ascribed to it in recital (C).

Luxembourg	means the Grand Duchy of Luxembourg.

Maturity Date	means 31st December 2031, or any such extended date as may be granted by the Lender at its discretion and notified in writing to the Borrower.

Party	means a party to this Agreement.

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Reorganisation Measures	means measures involving an intervention by the administrative or judicial authorities with a view to preserving or restoring a financial situation and which affect pre-existing rights of third parties, including measures involving a moratorium, suspension of payments (sursis de paiement), controlled management (gestion contrôlée), composition with creditors (concordat préventif de faillite), suspension of enforcement measures, reorganisation or reduction of claims, the appointment of a temporary administrator (administrateur provisoire) and any similar Luxembourg or foreign proceedings affecting the rights of creditors generally.

Winding-up Proceedings	means collective proceedings concerning the realisation of assets and distribution of the proceeds between the creditors or shareholders, which involve an intervention by the administrative or judicial authorities, including bankruptcy proceedings (faillite) and collective proceedings, which are terminated by composition or other analogous measures, whether or not they are founded on insolvency or are voluntary or compulsory, and any similar Luxembourg or foreign proceedings affecting the rights of creditors generally.

2	Construction

2.1	Unless otherwise stated or the context requires otherwise, any references in this Agreement to:

(a)	any document or agreement are references to that document or agreement as amended from time to time;

(b)	an amendment includes a supplement, novation, restatement, or re-enactment and the word amend and its derivatives are construed accordingly;

(c)	including is not construed restrictively, but means including but without limitation or without prejudice to the generality of the foregoing, and the word include and its derivatives are construed accordingly;

(d)	a Party or any other person includes its successors, assignees, transferees or novated parties;

(e)	a person means any individual, firm, company, corporation, government or state, or any association, trust, partnership or other entity;

(f)	a provision of law is a reference to that provision as amended or re-enacted; and

(g)	a time of day is a reference to Luxembourg CET.

2.2	English legal terms used in this Agreement should be interpreted in accordance with their Luxembourg legal equivalents.

2.3	No provision of this Agreement shall be interpreted against a Party solely on the grounds that the Party in question was responsible for the drafting of that provision.

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2.4	Clause headings are for reference purposes only and references to Clauses are references to Clauses of this Agreement.

2.5	Words denoting the singular include the plural and vice versa, and words denoting either gender include the other.

3	THE LOAN

The Lender makes the Loan available to the Borrower, subject to the terms and conditions of this Agreement.

4	INTEREST

4.1	Rate

The Loan shall bear Interest at the Applicable Rate.

4.2	Calculation

Any interest accruing under this Agreement is calculated on the basis of the actual number of days elapsed and a year of 360 days.

4.3	Interest Period

Each interest period shall be six (6) months (the Interest Period). The first Interest Period shall start on the Effective Date and end on 31 December 2021. Each following Interest Period shall start on the last day of its preceding Interest Period and shall end on each 30 June and 31 December in any calendar year during the term of this Agreement (each an Interest Payment Date). If an Interest Period would otherwise end on an Interest Payment Date which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

4.4	Payment

The Borrower shall pay accrued interest on the Loan semi-annually on each Interest Payment Date.

Any interest accrued and due each year may be either capitalised or paid to the Lender at each Interest Payment Date, at the choice of the Borrower. Any capitalisation of interest shall be subject to the provisions of article 1154 of the Luxembourg Civil Code, which allows compounding of matured interest provided that the relevant interest relates to interest accrued during a period of an entire year.

5	REPAYMENT AND PREPAYMENT

5.1	The Loan, together with any outstanding accrued Interest and all other sums payable under this Agreement, must be repaid in full by the Borrower on the Maturity Date.

5.2	Notwithstanding the above, the Borrower shall be entitled at all times to pay the outstanding amount of the Loan in advance, together with any outstanding accrued Interest and all other sums payable under this Agreement, either in whole or in part, without premium or penalty, after giving the Lender at least five (5) Business Days’ notice.

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5.3	All payments by the Borrower under this Agreement shall be made to the Lender Account on the due date, in same-day funds in United States dollars (USD). If the Lender asks for a payment in a currency other than United States dollars (USD), the applicable exchange rate shall be that given by the bank handling the transaction and approved by the Lender, or as agreed between the Parties.

5.4	All sums payable by the Borrower under this Agreement, whether in principal or otherwise, shall be paid in full, without set-off or counterclaim or any deduction for, or on account of, any present or future income or other taxes, levies, duties or other charges whatsoever, except as required by law. If the Borrower is compelled by law to make any such deduction or withholding, the Borrower shall promptly pay the Lender the additional amount it would have received had there been no such deduction or withholding.

6	COVENANTS

The Borrower covenants that as long as any sum remains payable under this Agreement, it will:

(a)	promptly advise the Lender in writing on becoming aware of:

(i)	any Event of Default or any event which may become an Event of Default;

(ii)	any material adverse event which may prevent the Borrower from complying with any of its obligations under this Agreement; and

(b)	supply the Lender, promptly on request, with such financial documentation as the Lender may require from time to time.

7	EVENTS OF DEFAULT

7.1	Each of the events set out in this clause is an Event of Default:

(a)	Non-payment

The Borrower does not pay on the due date any amount payable pursuant to this Agreement in the currency in which it is expressed to be payable and in the manner specified in this Agreement, unless payment is made within two (2) Business Days of that due date.

(b)	Other Obligations

The Borrower fails to comply with any provision of this Agreement (other than Clause 7.1(a) (Non-payment)), unless that failure is remedied within five (5) Business Days following the Lender’s request to remedy it.

(c)	Reorganisation Measures or Winding-up Proceedings

Reorganisation Measures or Winding-up Proceedings are undertaken in relation to the Borrower or its assets, or action is taken against the Borrower for fraudulent conveyancing (action paulienne).

(d)	Creditors’ Process

Any attachment, expropriation, sequestration, distress, execution or encumbrance which affects any of the Borrower’s assets and is not discharged within fifteen (15) Business Days.

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(e)	Unlawfulness

It is or becomes unlawful for the Borrower or the Lender to perform any of their respective obligations under this Agreement.

(f)	Material Adverse Change

Any material adverse change in the Borrower’s business, assets or financial situation which affects its ability to comply with any or all of its obligations under this Agreement.

7.2	If an Event of Default has occurred (and irrespective of whether or not it is continuing), the Lender may, by notice to the Borrower, declare that all or part of any amount outstanding under this Agreement is immediately due and payable.

8	EVIDENCE OF DEBT

The Loan, together with any Interest accrued thereon, shall be evidenced by a Loan Account maintained by the Lender, which shall be prima facie evidence of the amount of the outstanding Loan and Interest accrued thereon. On request, the Lender will provide the Borrower with a copy of the Loan Account by letter, fax or email. The Borrower will inform the Lender of any error or omission within five (5) Business Days following receipt of the copy of the Loan Account.

9	Notices

9.1	Any notice or other communication given in connection with this Agreement shall be in writing, and unless otherwise stated, may be made by fax or electronic or registered mail (charges prepaid), or delivered in person.

9.2	For any notice or other communication given in connection with this Agreement, the address, telephone number, fax number and electronic mail address of each Party (and the department or officer, if any, to whose attention the communication should be addressed) are those identified in this Clause, or any such substitute address, telephone number, fax number and electronic mail address (and department or officer) as either Party may notify to the other, giving not less than five (5) Business Days' notice.

(a)	Lender

Address:

Attention:

Tel:

Fax:

Email address:

(b)	Borrower

Address:

Attention:

Tel:

Email address:

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10	Delivery

10.1	Any notice or other communication given in connection with this Agreement shall only be effective:

(a)	if sent by fax, when received in legible form;

(b)	if mailed, on receipt or five (5) Business Days after having been mailed, whichever occurs first;

(c)	if sent by electronic mail, when actually received in readable form and confirmed by fax or ordinary mail; or

(d)	if delivered by hand, on delivery

and if a particular department or officer is specified as part of the address details provided under Clause 9.2, if addressed to that department or officer.

10.2	Any notice or other communication received or delivered in accordance with this Clause after 4.00 p.m. on a Business Day, or on a day which is not a Business Day, shall be deemed to have been received or delivered at 10.00 a.m. on the next Business Day.

11	English language

11.1	Any notices or other communications given in connection with this Agreement shall be in English.

11.2	All other documents provided in connection with this Agreement shall be:

(a)	in English; or

(b)	if not in English and if so required by the other Party (acting reasonably), accompanied by a certified English translation. In this case the English translation shall prevail, unless the document is a constitutional, statutory or other official document.

12	Survival

After the termination or expiry of this Agreement, each Party shall remain bound by the provisions of this Agreement, which are meant by their nature to remain applicable, including Clause 18 (Confidentiality), Clause 23 (Governing law) and Clause 24 (Jurisdiction).

13	Assignment

Either Party may only assign, transfer or otherwise dispose of all or part of its rights and obligations under this Agreement, with the prior written approval of the other Party.

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14	Costs and expenses

The Borrower shall bear all costs, fees, duties and other amounts arising under this Agreement, including the fees and expenses of legal advisers and any VAT thereon, in particular, expenses regarding (i) the negotiation, preparation and execution of this Agreement; (ii) the enforcement or preservation of any rights under it; and (iii) all waivers, discharges, amendments and other documents in connection therewith.

15	LIABILITY AND INDEMNITY

The Borrower shall indemnify the Lender on request against all losses, liabilities, prejudice and expenses, incurred by the Lender as a result of any default by the Borrower in the performance of its obligations under this Agreement.

16	Severability

16.1	The illegality, invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the legality, validity or enforceability:

(a)	in that jurisdiction, of any other provision of this Agreement; or

(b)	in any other jurisdiction, of that or any other provision of this Agreement.

16.2	Any illegal, invalid or unenforceable provision shall be replaced by a new provision reflecting the intention of the Parties.

17	No waiver

No failure or delay by the Lender to exercise any rights or remedies under this Agreement, shall operate as a waiver thereof, nor shall any single or partial exercise of any such rights or remedies preclude any other or future exercise thereof or the exercise of any other right or remedy.

18	Confidentiality

18.1	Each Party shall (and procures that each of its affiliates shall), keep the contents of this Agreement secret and strictly confidential, and not disclose or divulge them to any person, or enable any person not a Party to this Agreement to become aware of its contents.

18.2	Notwithstanding Clause 18.1, a Party may disclose information:

(a)	to an affiliate, if that affiliate becomes a Party to this Agreement;

(b)	to a person intending to assume the rights and obligations of that Party in accordance with this Agreement;

(c)	to its affiliates' directors, officers, employees, agents and advisers, including accountants, legal counsel and other advisers (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of the information and instructed to keep it information confidential);

(d)	at the request of any regulatory authority;

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(e)	at the request of any competent court or any laws or regulations; or

(f)	in connection with the exercise of any remedies, the enforcement of any rights, or any suit, action or proceedings relating to this Agreement or any other related agreement.

provided that anyone who receives (a copy of) this Agreement grants a confidentiality undertaking which is satisfactory in form and substance to the other Party before any information is disclosed.

19	Further assurances

Each Party shall do whatever the other Party deems necessary or desirable (at its sole discretion) in connection with this Agreement and the transactions contemplated thereby.

20	Entire agreement

This Agreement contains the full, final and complete understanding between the Parties relating to its subject matter, and supersedes all prior negotiations, agreements, understandings or arrangements, whether written or oral.

21	Amendment

This Agreement may only be amended in writing, duly signed by the authorised signatories of each Party.

22	Execution

This Agreement may be executed on one or more originals of the same document, all of which taken together shall constitute one and the same agreement.

23	Governing law

This Agreement shall be governed by and construed in accordance with Luxembourg law.

24	Jurisdiction

24.1	Any dispute arising out of or in connection with this Agreement, including a dispute regarding its existence, validity, interpretation, performance or termination (a Dispute), shall be subject to the exclusive jurisdiction of the courts of the City of Luxembourg.

24.2	Each Party agrees that the courts of the City of Luxembourg are the most appropriate and convenient courts to settle a Dispute, and that accordingly, neither Party will argue to the contrary.

{Remainder of page intentionally left blank - Signature page(s) follow(s)}

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Signature Page of the Loan Agreement

LENDER

Fintech Investments Ltd.

By:
Title:

By:
Title:

BORROWER

Aerodrome Infrastructure S.à r.l.

Mr. Khaled REZAIE	Mr. Jean-Christophe DAUPHIN
Class A Manager	Class B Manager

Ms. Valérie PECHON	Mr. Julio R. RODRIGUEZ, JR.
Class B Manager	Class C Manager

[Aerodrome – Loan Agreement]